FILED BY EXPRESS SCRIPTS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-6(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS, INC.,

ARISTOTLE HOLDING, INC. AND MEDCO HEALTH SOLUTIONS, INC.

REGISTRATION NO. 333-177187

Prepared Oral Testimony of George Paz, Chairman & CEO, Express

Scripts, before the Senate Judiciary Subcommittee on Antitrust,

Competition Policy and Consumer Rights, December 6th, 2011

(Official Transcript Pending)

Mr. Chairman, Ranking Member Lee, and members of the subcommittee you have my formal testimony for the record so let me briefly summarize my vision of what the combination of these two great companies will do:

We will lower drug costs that are far too high and improve health outcomes for consumers.

Chairman Kohl, I know you have worked long and hard in the Senate to make prescription drugs more affordable for consumers: we share that goal and this merger will do exactly that.

As the big drug companies merge, as large chain drug stores buy up their competition and demand higher prices, we must become more effective representing the interests of plan sponsors and consumers.

Patients – not profits – must come first.

It is the plan sponsors that pay the majority of the costs of drugs and provide the drug benefits for our citizens.

It’s their money everyone here today should be concerned about protecting.

Mr. Chairman and the Members of the Subcommittee, I want to highlight three key points:

•	First, PBMs improve patient safety and adherence,

•	Second, PBMs save plan sponsors and consumers money,

•	Third, PBMs drive out waste, fraud and abuse.

As healthcare spending continues on an unsustainable trajectory, pharmacy benefit managers have reduced drug costs by 30% or more each year through innovative technology and products. These savings are passed on to plan sponsors and consumers.

We negotiate with the big drug manufacturers, and retail pharmacies across the United States to get the best possible price for clients.

Our business model is one of alignment — we make money when plan sponsors and consumers save money.

The union of our companies will accelerate our ability to do just that.

The Federal Trade Commission has found this type of bargaining power pro-competitive when it allows the buyer to reduce its costs, and decrease prices to its customers. Let me be clear: this merger will in no way decrease the dynamic marketplace within which we operate.

Mr. Chairman, we do not make decisions on behalf of our plan sponsors or consumers. We offer options.

It is a plan sponsor’s decision whether to promote home delivery.

It is a consumer’s decision whether to use home delivery or go to a retail pharmacy. In fact, the average American consumer uses multiple pharmacies on a regular basis.

Our mission is to reduce the cost of prescription drugs, and that involves measured, tough negotiations with retail pharmacies and pharmaceutical manufacturers.

The GAO found that the average price PBMs negotiated for drugs was 18 percent below the average cash price retail customers pay. Mail order pharmacies reduce the price of medications by 27 percent over the cash price for branded drugs and 53 percent for generics.

When you consider our role, the most frequent interaction we have with consumers is at retail pharmacies across the country.

Before a consumer ever receives their medicine, my company runs over 100 safety checks through our innovative advanced technologies. This is critical because the PBM is the only one with visibility across all pharmacies used by the consumer. Our systems identify and prevent dangerous drug interactions across all these pharmacies.

In addition, our contracts save retail pharmacies $7.3 billion in bad debt each year because we guarantee their payment.

Finally, everyone knows that health care costs are skyrocketing and need to be better managed.

Our continued investments in innovation will:

•	Improve patient adherence

•	Expand the use of lower cost generics,

•	And develop more efficient delivery of medicines

Just yesterday, a new economic analysis was released showing Express Scripts and Medco’s innovative strategic platforms have reduced health care expenses by up to $87 billion a year— $20 billion of which accrues to the Federal government.

The merger of our two companies will provide significant opportunities for further cost savings.

It’s important to note that every one percentage point reduction in drug costs generates enough savings to fund 20,000 new jobs in the United States.

In closing, let me say again that the combined organization will continue to:

•	Lower costs for plan sponsors and consumers

•	Drive out waste

•	And, improve safety and health outcomes

That is our vision and we are committed to achieving it.

Thank you, Mr. Chairman and members of the subcommittee.

* * *

FORWARD LOOKING STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

This material may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following:

STANDARD OPERATING FACTORS

•

Our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain clients while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and cross sell new products and services to our existing clients;

•	Our failure to anticipate and appropriately adapt to changes in the rapidly changing health care industry;

•

Changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply;

•	Changes to the healthcare industry designed to manage healthcare costs or alter healthcare financing practices;

•	Changes relating to our participation in Medicare Part D, the loss of Medicare Part D eligible members, or our failure to otherwise execute on our strategies related to Medicare Part D;

•

A failure in the security or stability of our technology infrastructure, or the infrastructure of one or more of our key vendors, or a significant failure or disruption in service within our operations or the operations of such vendors;

•	Our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;

•	The termination, or an unfavorable modification, of our relationship with one or more key pharmacy providers, or significant changes within the pharmacy provider marketplace;

•

The termination, or an unfavorable modification, of our relationship with one or more key pharmaceutical manufacturers, or the significant reduction in payments made or discounts provided by pharmaceutical manufacturers;

•	Changes in industry pricing benchmarks;

•

Results in pending and future litigation or other proceedings which would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with such proceedings;

•	Our failure to execute on, or other issues arising under, certain key client contracts;

•

The impact of our debt service obligations on the availability of funds for other business purposes, and the terms and our required compliance with covenants relating to our indebtedness; our failure to attract and retain talented employees, or to manage succession and retention for our Chief Executive Officer or other key executives;

TRANSACTION-RELATED FACTORS

•	Uncertainty as to whether Express Scripts, Inc. (Express Scripts) will be able to consummate the mergers with Medco Health Solutions, Inc. (Medco) on the terms set forth in the merger agreement;

•	The ability to obtain governmental approvals of the mergers;

•	Uncertainty as to the market value of Express Scripts merger consideration to be paid and the stock component of the Medco merger consideration;

•

Failure to realize the anticipated benefits of the mergers, including as a result of a delay in completing the mergers or a delay or difficulty in integrating the businesses of Express Scripts and Medco;

•	Uncertainty as to the long-term value of Express Scripts Holding Company (currently known as Aristotle Holding, Inc.) common shares;

•	Limitations on the ability of Express Scripts and Express Scripts Holding Company to incur new debt in connection with the transaction;

•	The expected amount and timing of cost savings and operating synergies; and

•	Failure to receive the approval of the stockholders of either Express Scripts or Medco for the mergers.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Express Scripts’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in Medco’s most recent reports on Form 10-K and Form 10-Q and other documents of Express Scripts, Aristotle Holding and Medco on file with the Securities and Exchange Commission (“SEC”), including the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding with the SEC, which was declared effective on November 15, 2011. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus of Medco and Express Scripts contained therein (including all amendments or supplements to it) because they contain important information. Any forward-looking statements made in this material are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Express Scripts, Medco or Aristotle Holding. In connection with the Agreement and Plan of Merger among Medco, Express Scripts, Aristotle Holding, Plato Merger Sub, Inc. and Aristotle Merger Sub, Inc. (the “Merger”), Medco, Express Scripts and Aristotle Holding have filed relevant materials with the SEC and intend to file additional materials. On November 15, 2011, the SEC declared effective the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding. On November 18, 2011, Express Scripts, Medco and Aristotle Holding commenced mailing of the definitive joint proxy statement/prospectus regarding the Merger. SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED BY EXPRESS SCRIPTS, MEDCO AND ARISTOTLE HOLDING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDCO, EXPRESS SCRIPTS, ARISTOTLE HOLDING AND THE MERGER. The joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding and other relevant materials, and any other documents filed by Express Scripts, Aristotle Holding or Medco with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to:

Mackenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

Express Scripts, Aristotle Holding and Medco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Express Scripts and Medco in connection with the Merger. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ definitive proxy statement, dated March 21, 2011, for its 2011 annual general meeting of stockholders. Information about Medco’s directors and executive officers is available in Medco’s definitive proxy statement, dated April 8, 2011, for its 2011 annual general meeting of stockholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding and the amendments and supplements thereto.